SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         for the period ended 03 March, 2008


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



EXHIBIT No

 1.1 Transaction in Own Shares released on 01 February 2008
 1.2 Transaction in Own Shares released on 04 February 2008
 1.3 Transaction in Own Shares released on 05 February 2008
 1.4 Transaction in Own Shares released on 07 February 2008
 1.5 Transaction in Own Shares released on 08 February 2008
 1.6 Transaction in Own Shares released on 12 February 2008
 1.7 Director/PDMR Shareholding released on 12 February 2008
 1.8 Transaction in Own Shares released on 13 February 2008
 1.9 Director/PDMR Shareholding released on 13 February 2008
 2.0 Transaction in Own Shares released on 14 February 2008
 2.1 Director/PDMR Shareholding released on 14 February 2008
 2.2 Director/PDMR Shareholding released on 14 February 2008
 2.3 Director/PDMR Shareholding released on 15 February 2008
 2.4 Director Declaration released on 15 February 2008
 2.5 Transaction in Own Shares released on 18 February 2008
 2.6 Director/PDMR Shareholding released on 18 February 2008
 2.7 Director/PDMR Shareholding released on 19 February 2008
 2.8 Director/PDMR Shareholding released on 19 February 2008
 2.9 Transaction in Own Shares released on 20 February 2008
 3.0 Transaction in Own Shares released on 21 February 2008
 3.1 Transaction in Own Shares released on 22 February 2008
 3.2 Director/PDMR Shareholding released on 22 February 2008
 3.3 Transaction in Own Shares released on 25 February 2008
 3.4 Transaction in Own Shares released on 26 February 2008
 3.5 Transaction in Own Shares released on 27 February 2008
 3.6 Transaction in Own Shares released on 28 February 2008
 3.7 Transaction in Own Shares released on 29 February 2008
 3.8 Total Voting Rights released on 29 February 2008

No.1.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  1 February 2008


BP p.l.c. announces that on 31 January 2008, it purchased for cancellation 1,650,000 ordinary shares at prices between 517.00 pence and 530.00 pence per share.

Following the above transaction BP p.l.c. holds 1,939,889,689 ordinary shares in Treasury, and has 18,886,818,181 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.1.2

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  4 February 2008


BP p.l.c. announces that on 1 February 2008, it purchased for cancellation 1,640,000 ordinary shares at prices between 529.50 pence and 543.50 pence per share.

Following the above transaction BP p.l.c. holds 1,939,889,689 ordinary shares in Treasury, and has 18,885,188,537 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.1.3

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  5 February 2008


BP p.l.c. announces that on 4 February 2008, it purchased for cancellation 1,600,000 ordinary shares at prices between 539.00 pence and 545.50 pence per share.

Following the above transaction BP p.l.c. holds 1,939,889,689 ordinary shares in Treasury, and has 18,883,665,853 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.1.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  7 February 2008


BP p.l.c. announces that on 6 February 2008, it purchased for cancellation 1,870,000 ordinary shares at prices between 541.00 pence and 545.00 pence per share.

BP p.l.c. also announces that on 6 February 2008 it transferred to participants in its employee share schemes 58,425 ordinary shares at prices between 386.00 pence and 452.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,939,831,264 ordinary shares in Treasury, and has 18,881,941,650 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.1.5

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  8 February 2008

BP p.l.c. announces that on 7 February 2008, it purchased for cancellation 1,400,000 ordinary shares at prices between 536.50 pence and 549.50 pence per share.

Following the above transaction BP p.l.c. holds 1,939,831,264 ordinary shares in Treasury, and has 18,880,602,764 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.1.6

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  12 February 2008


BP p.l.c. announces that on 11 February 2008, it purchased for cancellation 1,403,000 ordinary shares at prices between 544.50 pence and 552.00 pence per share.

Following the above transaction BP p.l.c. holds 1,939,831,264 ordinary shares in Treasury, and has 18,879,333,480 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.1.7

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 12 February 2008

BP p.l.c. was advised on 11 February 2008 by Computershare Plan Managers that on 11 February 2008 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at GBP5.47 per share through participation in the BP ShareMatch UK Plan:-



Directors



Dr A.B. Hayward        63 shares
Mr I.C. Conn           63 shares



Persons Discharging Managerial Responsibilities



Mrs Vivienne Cox       63 shares
Mr J. Mogford          63 shares



This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

No.1.8

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  13 February 2008


BP p.l.c. announces that on 12 February 2008, it purchased for cancellation 1,115,000 ordinary shares at prices between 548.44 pence and 557.00 pence per share.



Following the above transaction BP p.l.c. holds 1,939,831,264 ordinary shares in Treasury, and has 18,878,327,188 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.1.9

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 13 February 2008

The Company announces that on 13 February 2008, performance share awards (the Award) were made by the Remuneration Committee to the following Executive Directors under the share element of the BP Executive Directors' Incentive Plan (the Plan).

Director                                     Max number of Ordinary Shares
                                             in the Company under Award

Dr A B Hayward                               845,319

Mr I C Conn                                  578,376

Mr A.G. Inglis                               578,376

                                             Max number of ADSs under Award

Dr B E Grote                                 96,958


These shares pertain to the 2008-2010 performance period. The number of shares/ ADSs set out above is the maximum number which may vest under the Award. The actual number of shares/ADSs which vest will depend on the extent to which performance conditions have been satisfied over a three-year period ending 31 December 2010. These performance conditions remain as described in the summary of the Plan set out in the Directors' Remuneration Report which is contained in BP's Annual Report and Accounts 2007. In addition, each Director will be entitled to additional shares/ADSs representing the value of reinvested dividends on those shares/ADSs which vest.



The Company also announces that on 13 February 2008, the Remuneration Committee have also awarded to each of Mr Conn and Mr Inglis, 266,904 ordinary shares under the Plan as a one-off retention award. The award comprises two equal tranches of 133,452 shares which will vest on the third and fifth anniversaries of the award, respectively. Vesting of each tranche is dependent on the Remuneration Committee being satisfied as to their personal performance as at the date of vesting. Any unvested tranche will generally lapse in the event of such director's cessation of employment with the Company.

No.2.0

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  14 February 2008


BP p.l.c. announces that on 13 February 2008, it purchased for cancellation 524,284 ordinary shares at prices between 552.50 pence and 556.00 pence per share.


BP p.l.c. also announces that on 13 February 2008 it transferred to participants in its employee share schemes 640,607 ordinary shares at prices between 350.00 pence and 561.00 pence. These shares were previously held as treasury shares.


Following the above transactions BP p.l.c. holds 1,939,190,657 ordinary shares in Treasury, and has 18,878,555,447 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.2.1

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 14 February 2008

BP p.l.c. was informed on 13 February 2008, by Computershare Plan Managers that Ms V Cox, a person discharging managerial responsibility in BP p.l.c., acquired 50,315 BP Ordinary Shares (ISIN number GB0007980591) at GBP5.36 per share on 7 February 2008 under the BP 2002 Long Term Performance Plan (Deferral). 20,630 BP Ordinary Shares were sold on 7 February 2008 at GBP5.36 per share to meet the tax liability on the award of these shares.

This notice is given in fulfillment of the obligation under DTR3.1.4R.

No.2.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 14 February 2008

BP p.l.c. was notified yesterday, 13 February 2008, by Dr B.E. Grote, Director of BP p.l.c., that he exercised an Executive option over 20,182 BP ADSs (ISIN number US0556221044) on 11 February 2008 at $49.65 per share and subsequently sold them on 12 February 2008 at $65.5772 per share.



This notice is given in fulfillment of the obligation under DTR3.1.4R.

No.2.3

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 15 February 2008

BP p.l.c. was notified on 14 February 2008 by Mr George David, a director of BP p.l.c., that he acquired on the New York Stock Exchange 1,500 BP ADSs (ISIN number US0556221044), which are equivalent to 9,000 BP Ordinary Shares, at a price of $66.748466 per share on 14 February 2008.


This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

No.2.4

BP p.l.c. - Director Declaration
BP p.l.c. - 15 February 2008

The following notification is made in accordance with paragraph 9.6.13R of the FSA Listing Rules.


BP p.l.c. announces that George David, who was appointed a non-executive director of BP p.lc. on 11 February 2008, disclosed on 15 February 2008 that he had no holdings in BP Shares on the date of his appointment, but acquired 1,500 BP ADSs on 14 February 2007 (see RNS Announcement number 08100). All relevant Directorships were advised in the announcement of his appointment made on 11 February 2008 (RNS number 7545N). In accordance with paragraph 9.6.13R (1) to
(6) of the Listing Rules, George David has advised that he has no details to disclose.

No.2.5

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  18 February 2008

BP p.l.c. announces that on 15 February 2008, it purchased for cancellation 1,367,500 ordinary shares at prices between 551.00 pence and 565.00 pence per share.

Following the above transaction BP p.l.c. holds 1,939,190,657 ordinary shares in Treasury, and has 18,877,540,885 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.2.6

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 18 February 2008

BP p.l.c. was notified on 18 February 2008, by Computershare Plan Managers that Dr B.E. Grote, a Director of BP p.l.c., exercised an Executive option over 20,000 BP ADSs (ISIN number US0556221044) on 14 February 2008 at $49.65 per share and subsequently sold them on 14 February 2008 at $66.4969 per share.



This notice is given in fulfillment of the obligation under DTR3.1.4R.

No.2.7

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 19 February 2008

BP p.l.c. was informed on 18 February 2008, by Computershare Plan Managers that the following persons, persons discharging managerial responsibility in BP p.l.c., received an award of the numbers of BP ordinary shares (ISIN number GB0007980591) shown opposite their names on 6 February 2008 under the BP 2005 Medium Term Performance Plan. The share price on the date of the award was GBP5.4625.

Mr John Mogford                                34,925 ordinary shares
Mr Steve Westwell                              19,250 ordinary shares


Following the award taking effect the following number of BP ordinary shares were sold on behalf of the relevant person on 6 February 2008 at GBP5.4625 per share to meet the tax liability on the award of these shares.

Mr John Mogford                                14,320 ordinary shares
Mr Steve Westwell                               7,700 ordinary shares


This notice is given in fulfillment of the obligation under DTR3.1.4R.

No.2.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 19 February 2008

BP p.l.c. was informed on 18 February 2008, by Fidelity Stock Plan Services LLC that Mr Robert A. Malone, a person discharging managerial responsibility in BP p.l.c., received an award of 2747.905 BP ADSs (ISIN number US0556221044), equivalent to approximately 16,487 ordinary shares, on 14 February 2008 under the BP 2005 Medium Term Performance Plan. 727 BP ADSs (equivalent to 4,362 ordinary shares) were sold on 14 February 2008 at $63.48 per share to meet the tax liability on the award of these shares.

This notice is given in fulfillment of the obligation under DTR3.1.4R.

No.2.9

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  20 February 2008

BP p.l.c. announces that on 19 February 2008, it purchased for cancellation 373,739 ordinary shares at prices between 562.50 pence and 568.00 pence per share.

Following the above transaction BP p.l.c. holds 1,939,190,657 ordinary shares in Treasury, and has 18,877,433,678 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.3.0

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  21 February 2008


BP p.l.c. announces that on 20 February 2008, it purchased for cancellation 1,835,000 ordinary shares at prices between 556.50 pence and 568.00 pence per share.

BP p.l.c. also announces that on 20 February 2008 it transferred to participants in its employee share schemes 38,239 ordinary shares at prices between 350.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,939,152,418 ordinary shares in Treasury, and has 18,875,870,413 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.3.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  22 February 2008


BP p.l.c. announces that on 21 February 2008, it purchased for cancellation 1,838,000 ordinary shares at prices between 551.00 pence and 560.00 pence per share.



Following the above transactions BP p.l.c. holds 1,939,152,418 ordinary shares in Treasury, and has 18,874,037,264 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.3.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 22 February 2008

BP p.l.c. was advised on 21 February 2008 by Computershare Plan Managers that on 11 February 2008 Mr S. Westwell a person discharging managerial responsibilities acquired in London 63 BP Ordinary Shares (ISIN number GB0007980591) at GBP5.47 per share through participation in the BP ShareMatch UK Plan.

BP p.l.c. was also advised by Computershare Plan Managers that on 4 December 2007, Mr J. Mogford , a person discharging managerial responsibilities, acquired interests in 17,575 BP Ordinary Shares (ISIN number GB0007980591) following a grant made under the BP 2007 Medium Term Performance Plan. The number of shares is the maximum number which may vest. The actual number of shares which vest will depend on the extent to which the performance measure has been satisfied over a three-year period. Further information on the Medium Term Performance Plan is included in BP's Annual Report and Accounts 2007.

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

No.3.3

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  25 February 2008



BP p.l.c. announces that on 22 February 2008, it purchased for cancellation 1,850,000 ordinary shares at prices between 545.50 pence and 552.00 pence per share.



Following the above transaction BP p.l.c. holds 1,939,152,418 ordinary shares in Treasury, and has 18,872,761,680 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.3.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  26 February 2008


BP p.l.c. announces that on 25 February 2008, it purchased for cancellation 1,275,000 ordinary shares at prices between 556.50 pence and 560.00 pence per share.



Following the above transaction BP p.l.c. holds 1,939,152,418 ordinary shares in Treasury, and has 18,871,680,186 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.3.5

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  27 February 2008


BP p.l.c. announces that on 26 February 2008, it purchased for cancellation 1,258,183 ordinary shares at prices between 557.00 pence and 566.00 pence per share.



Following the above transaction BP p.l.c. holds 1,939,152,418 ordinary shares in Treasury, and has 18,870,593,015 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.3.6

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  28 February 2008


BP p.l.c. announces that on 27 February 2008, it purchased for cancellation 1,340,000 ordinary shares at prices between 558.50 pence and 570.08 pence per share.

BP p.l.c. also announces that on 27 February 2008 it transferred to participants in its employee share schemes 31,769 ordinary shares at prices between 350.00 pence and 452.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,939,120,649 ordinary shares in Treasury, and has 18,869,424,548 ordinary shares in issue (excluding Treasury shares).


Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.3.7

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  29 February 2008



BP p.l.c. announces that on 28 February 2008, it purchased for cancellation 1,825,000 ordinary shares at prices between 547.00 pence and 562.00 pence per share.



Following the above transaction BP p.l.c. holds 1,939,120,649 ordinary shares in Treasury, and has 18,867,840,273 ordinary shares in issue (excluding Treasury shares).



Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

No.3.8


BP p.l.c. -  Total Voting Rights
BP p.l.c. -  29 February 2008

BP p.l.c.

         Voting Rights and Capital - Transparency Directive Disclosure

                                                         London 29 February 2008


Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,872,231,687 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value GBP1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every GBP5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,877,314,187. This figure excludes (i) 1,939,152,418 ordinary shares which have been bought back and held in treasury by BP; and (ii) 166,978,697 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 03 March, 2008                         /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary